

VIA FACSIMILE AND U.S. MAIL

March 20, 2007

Mr. Steven P. Wyandt
Chief Executive Officer and Chief Financial Officer
Nitches, Inc.
10280 Camino Santa Fe
San Diego, California 92121

> **Re: Nitches, Inc.**
> **Forms 10-K and 10-K/A for Fiscal Year Ended August 31, 2006**
> **Filed December 14, 2006 and January 31, 2007**
> **Forms 10-Q and 10-Q/A for Fiscal Quarter Ended November 30, 2006**
> **File No. 0-13851**

Dear Mr. Wyandt:

    We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A Amendment No. 1 for Fiscal Year Ended August 31, 2006

Item 8. Financial Statements and Supplementary Data, page 17

Consolidated Balance Sheets, page 20

1.   Please tell us and disclose the pertinent rights and privileges of outstanding
        common and preferred stock. Your disclosure with respect to the terms of your
        outstanding preferred stock should include any dividend and liquidation
        preferences, participation rights, call prices or rates, redemption provisions and
        conversion terms. Refer to paragraph 4 of SFAS 129. Also, please file the
        instrument defining the rights of the holders of your preferred stock as an exhibit.
        Refer to Item 601(b)(4) of Regulation S-K.

Note 3. Acquisitions, page 26

Designer Intimates, page 26

2.   Reference is made to your table of contractual obligations and commercial
        commitments included on page 14, and specifically to the $3 million line item
        captioned "guarantees." We assume that the guarantee in the table is the same
        guarantee you discuss in this footnote. If this is incorrect, please advise.
        Otherwise, revise your disclosure here and on page 14 to clarify the nature and
        extent of this guarantee in light of your acquisition of Designer Intimates.

Home Décor, page 27

3.   We assume that the assets acquired constitute a "business" as that term is
        contemplated in both SFAS 141 and Rule 11-01(d) of Regulation S-X. If so,
        please provide us your significance tests under Rule 3-05 of Regulation S-X
        indicating whether separate financial statements and related pro forma financial
        information is required pursuant to Items 2.01 and 9.01 of Form 8-K. If you
        concluded that the assets acquired do not represent a business, please refer to
        paragraph 9 and footnote 4 of SFAS 141, EITF 98-3 and Rule 11-01(d) of
        Regulation S-X and provide us with a detailed explanation as to how you arrived
        at this conclusion. In any event, please tell us how you determined the values
        assigned to the acquired assets. We are particularly interested in understanding
        why no values were allocated to order backlog, customer lists and license
        agreements, other than the Bill Blass license.

Note 9. Income Taxes, page 29

4.   Please tell us the items and their amounts included in "other items" in the
        reconciliation between the federal statutory tax rate and the effective tax rate for

Mr. Wyandt
Nitches, Inc.
March 19, 2007
Page 3 of 4

the most recent fiscal year. In addition, please revise the reconciliation to disclose the amount and nature of each significant reconciling item between the reported amount of income tax expense or benefit and the amount from applying the federal statutory tax rate. Refer to paragraph 47 of SFAS 109.

Schedule II, page 42

5.   Please tell us what the additions to the reserves in the column labeled "charged to other accounts" represent. In addition, please revise to describe the nature of amounts charged to other accounts and the amounts included in the deductions column. Refer to Rule 12-09 of Regulation S-X.

Form 10-Q/A Amendment No. 1 for Fiscal Quarter Ended November 30, 2006

Item 1. Financial Statements, page 2

Note 8. Acquisition of Saguaro LLC, page 8

6.   Please provide us your significance tests under Rule 3-05 of Regulation S-X indicating whether separate financial statements and related pro forma financial information is required pursuant to Items 2.01 and 9.01 of Form 8-K. In addition, please disclose the information required by paragraph 58 of SFAS 141. Further, please tell us:
- How you determined the fair value of intangible assets acquired and the factors contributing to a purchase price that resulted in the amount of goodwill recognized;
- Whether the purchase price allocation has been finalized; and
- How you evaluated whether or not a settlement of the preexisting relationship occurred, how you measured the amount of the settlement and the gain or loss recognized. Please refer to EITF 04-1.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief